

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 15, 2010

Fred E. Meisenheimer
Senior Vice President and Chief Financial Officer
Atmos Energy Corporation
Three Lincoln Centre, Suite 1800
5430 LBJ Freeway
Dallas, Texas 75240

  Re: **Atmos Energy Corporation**
     Form 10-K for the Fiscal Year Ended September 30, 2009
     Filed November 16, 2009
     Form 10-Q for the Fiscal Quarter Ended December 31, 2009
     Filed February 3, 2010
     Form 10-Q for the Fiscal Quarter Ended December 31, 2009
     Filed May 6, 2010
     File No. 001-10042

Dear Mr. Meisenheimer:

  We have completed our review of your filings and do not have any further comments at this time.

         Sincerely,

         H. Christopher Owings
         Assistant Director